

September 22, 2010

Buhmsoo Choi
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

     Re: **Shinan Financial Group Co., Ltd.**
           Form 20-F for Fiscal Year Ended December 31, 2009
           Filed June 29, 2010
           File No. 001-31798

Dear Mr. Buhmsoo Choi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F, filed June 29, 2010

Troubled Debt Restructurings, page 65
Credit Exposures to Companies in Workout, Court Receivership or Composition, page 65

1. We note your disclosure that ₩1,097 billion of loans were under restructuring at December 31, 2009, which includes loan workouts under the Corporate Restructuring Promotion Act, court receivership or composition. We further note that ₩932 billion of these loans were classified as "troubled debt restructurings" (TDRs) under U.S. GAAP at December 31, 2009. Please tell us as of December 31, 2009 for all loans restructured and revise your future filings to disclose the following:

   - The outstanding balance and specific allowance for loan losses, as applicable, classified by TDRs under various restructuring programs, workouts under Corporate Restructuring Promotion Act, under court receivership or composition, and workouts under the "pre-workout program" for retail borrowers.
   - Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
   - The amount of restructured loans that are considered impaired, the amount that are classified as non-accrual and those accruing, and the amount charged-off during the period;
   - To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;
   - Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
   - Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

2. For the restructured loans that are still accruing interest, which appear to include all of your TDRs, please tell us and revise future filings to disclose the following with respect to your accrual/nonaccrual policies for restructured loans:

   - All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;

- How you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
- For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

3. We note in your disclosure on the bottom of page 65 that there are currently ₩866 billion of loans undergoing workout as of December 31, 2009. In addition, we note your disclosure on page 16 that the Korean Government has announced the restructuring of 65 more companies effective as of June 25, 2010. Please tell us and revise future filings to disclose whether you have performed any loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
- Clarify whether the B note is immediately charged-off upon restructuring.
- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.
- Confirm that the A note is classified as a troubled debt restructuring.

Non-Performing Loans, page 71

4. We note the continued deterioration in your asset quality and specifically the increase in non-performing loans from ₩1,322 billion at December 31, 2007 to ₩1,415 billion at December 31, 2009. In addition, we note your disclosure on page 136 that the real estate development, construction, shipbuilding, and shipping industries were particularly hit hard by the economic crisis. Considering the significant deterioration in asset quality and in an effort to promote greater transparency within your disclosure, please revise your future filings to separately disclose and quantify by industry your nonperforming loans. In addition, please tell us and

revise future filings to clarify where you classify the shipbuilding and shipping loans among the nine industries disclosed on page 60.

Non-Performing Loan Strategy, page 73

5. We note your disclosure on page 74 that as part of your efforts to reduce non-performing loans you will sell non-performing loans to third-parties or enter into asset-backed securitization transaction with respect to the non-performing loans. Please tell us and revise future filings to disclose the following as it relates to these efforts:

- Quantify the amounts under each of the efforts to reduce non-performing loans;

- Whether the agreements related to these efforts include representations and warranties that require you to repurchase loans with a defect or in default or reimburse the investor for credit losses incurred on the loans and, if so, how you account for these representations and warranties.

Reconciliation with Korean Generally Accepted Accounting Principles, page 186

6. We note from your description of reconciling item six that you netted the amortization of goodwill under Korean GAAP with the reversal of goodwill impairment recorded under U.S. GAAP. In future filings please present these adjustments gross with separate disclosure for amortization and goodwill impairment.

Item 19(a) – Financial Statements Filed as part of this Annual Report

Notes to the Consolidated Financial Statements

Note 1. General Information and Summary of Significant Accounting Policies

Foreclosed Assets, page F-20

7. We note your foreclosed asset policy on page F-20, but we are unable to locate the balance of foreclosed assets at December 31, 2009 in your filing. Please tell us and include in future filings the amount of foreclosed assets or other assets acquired through loan foreclosures as of each period end.

Note 24. Income Taxes, page F-63

8. We note your disclosure on page F-66 that your increase in your valuation allowance in 2009 was primarily due to the increase in the deferred tax assets on the net operating loss carryforwards of the parent company and one subsidiary. In addition, we note that net operating loss carryforwards were ₩422,656 million and your valuation allowance was ₩104,914 at December 31, 2009. Please tell us and revise your future filings to disclose the following:

  - Both the positive and negative evidence considered in determining the amount of the valuation allowance;
  - A brief description of the tax planning strategies you are relying on for the realization of your deferred tax assets; and
  - The expiration of your tax loss carryforwards.

  Refer to the guidance in ASC 740-10-30-18 to 22 and ASC 740-10-50-3.

Note 28. Fair Value Measurements, page F-72

9. We note your disclosure on page F-74 that before the receipt of a court-appointed appraisal for a loan in the foreclosure process you make adjustments to the initial appraisal values for the valuation of your collateral-dependent loans.   Please tell us and revise your future filings to disclose in more detail how the adjustments were made to the appraisal values to determine the fair value of the collateral. For instance, discuss whether you apply a fixed discount to the appraisal value to arrive at the estimate, or use some other methodology. Discuss the model and assumptions used, and how the model was weighted along with the appraisal in developing the fair value estimate. Also, tell us and revise future filings to disclose when, and how often, you perform this additional analysis.

Exhibit – 12.1 and 12.2 Certifications of our Chief Executive Officer and Chief Fianncial Officer

10. Please revise future filings to use the exact form and wording set forth in paragraph 12 to the instructions to exhibits included in the instructions for Form 20-F except as otherwise indicated in Commission statements or staff interpretations. For instance, a) only use the word "report" in paragraphs 2-4 as compared to "annual report"; b) remove the word "consolidated" in paragraph 3; and c) remove the language "as certifying officers of the Company" in paragraph 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief